United States securities and exchange commission logo





                             October 22, 2021

       Fanglu Wang
       Chief Executive Officer
       CITIC Capital Acquisition Corp.
       28/F CITIC Tower
       1 Tim Mei Avenue
       Hong Kong, People's Republic of China

                                                        Re: CITIC Capital
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 14,
2021
                                                            File No. 333-257962

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4/A filed October 14, 2021

       Cover Page

   1.                                                   Please disclose
prominently on the cover page that you are not a Chinese operating company but a Cayman
Islands company with operations conducted by your
                                                        management based in
Hong Kong, and that this structure involves unique risks to
                                                        investors. Provide a
cross-reference to your detailed discussion of risks facing the company and the
offering as a result of this structure.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with
                                                        Quanergy and the
combined company being based in or having the majority of the
                                                        company   s operations
in China. Your disclosure should make clear whether these risks
 Fanglu Wang
CITIC Capital Acquisition Corp.
October 22, 2021
Page 2
         could result in a material change in Quanergy and the combined company's operations and/or the value of common stock or could significantly limit or completely hinder
         Quanergy and the combined company's ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact Quanergy and the combined
company   s
         ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to Quanergy, its subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a subsidiary or other entities. Disclose clearly the entity
         (including the domicile) in which investors are purchasing their interest.
Summary of the Proxy Statement / Prospectus, page 35

4. In your summary of risk factors, disclose the risks that Quanergy's and the combined company's corporate structure and being based in or having the majority of the combined
         company   s operations in China pose to investors. In particular,
describe the significant
         regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in Quanergy's and the combined company's operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder Quanergy's and the combined company's ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
5. Disclose each permission that Quanergy, its subsidiaries, or its VIEs, if any, are required to obtain from Chinese authorities to operate and issue securities to foreign investors.
       State whether Quanergy, its subsidiaries, or VIEs, if any, are covered by permissions
FirstName LastNameFanglu Wang
       requirements from the CSRC or any other entity that is required to approve of the VIEs'
Comapany   NameCITIC
       operations,       Capital
                   and state      Acquisition
                             affirmatively    Corp. Quanergy has received all
requisite
                                           whether
Octoberpermissions  and 2whether any permissions have been denied.
         22, 2021 Page
FirstName LastName
 Fanglu Wang
FirstName LastNameFanglu   Wang
CITIC Capital Acquisition Corp.
Comapany
October 22,NameCITIC
            2021       Capital Acquisition Corp.
October
Page 3 22, 2021 Page 3
FirstName LastName
6. Provide a clear description of how cash is transferred through Quanergy. Disclose
         Quanergy's intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and Quanergy's and the combined company's ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on Quanergy's and the combined company's ability to distribute earnings from your businesses, including subsidiaries to the parent company and
         U.S. investors as well as the ability to settle amounts owed under the VIE agreements, if any.
7. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
Risk Factors, page 60

8. Given the Chinese government's significant oversight and discretion over the conduct of
         Quanergy's business, please revise to separately highlight the risk that the Chinese government may intervene or influence Quanergy's operations at any time, which could result in a material change in its operations and/or the value of the combined company's securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
9. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
 Fanglu Wang
FirstName LastNameFanglu   Wang
CITIC Capital Acquisition Corp.
Comapany
October 22,NameCITIC
            2021       Capital Acquisition Corp.
October
Page 4 22, 2021 Page 4
FirstName LastName
       You may contact Eiko Yaoita Pyles at (202) 551-3587 or Jean Yu at (202) 551-3305 if
you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Sherry Haywood at (202) 551-3345 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Guiying Ji